September 10, 2009

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 000-33367

Dear Ms. Collins:

United Online, Inc. (the “Company”, “UOL”, “we” or “our”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated August 26, 2009 (the “Comment Letter”), with respect to the above-referenced filing.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold italics your comment followed by our response.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K (File No. 000-33367) (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits, Financial Statement Schedules, page 81

1.
We note your response to prior comment 5 but are unable to concur that your proposed revisions address the concerns raised with respect to the cautionary language used.  Specifically, we note the following:

•
The second bullet point states that the changes “may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement,” without stating which representations and warranties were so qualified;

•
The third bullet point states that the representation and warranties “may apply contract standards of ‘materiality’ that are different from ‘materiality’ under the applicable securities laws,” without specifying which standards were used with respect to which representation and warranties; and

Securities and Exchange Commission
September 10, 2009

•
The sentence immediately following the bulleted list that begins, “Accordingly,” indicates that the statement of fact as to the relevant dates is “subject to more recent developments,” which developments are not specified.

The intent and the effect of these statements is to undermine and to put into question, rather than to put into context, the interpretation and reliability of documents that the Commission has required you to file as an exhibit to your Form 10-K.  You must either specifically identify which representations and warranties are qualified by any of these statement, and how they are so qualified, or delete the statements.  In addition, please provide us with a representation that you acknowledge the company’s responsibility for disclosing additional material information regarding material contractual provisions required to make the statements in the Form 10-K not misleading, and that your disclaimers, as revised, apply to the filed Form 10-K for the fiscal year ended December 31, 2008 as well as to applicable future filings.

In response to the Staff’s comment, the Company acknowledges its responsibility for disclosing additional material information regarding material contractual provisions required to make the statements in the Form 10-K not misleading, and has prominently included a statement to such effect in the last proposed paragraph below, which qualifies each of the preceding bullet points.  In addition, in response to the Staff’s comment, the Company intends to further revise its disclosure in Item 15(a)(3) in applicable future filings to include the additions and deletions reflected below and acknowledges that the revised language applies to the Company’s Form 10-K for the fiscal year ended December 31, 2008.  Additions are in underscore and deletions are in strikethrough.

The Company continues to believe that the statements in the second, third and fourth bullet points, as further amended below, are appropriate to show the context in which the representations and warranties were made (i.e., in the context of contractual negotiations between private parties, not with the intent or purpose of writing public disclosure) and to caution the reader that the representations and warranties may have been qualified in the relevant agreement and were made as of the times specified in the applicable agreement.  Although the Company acknowledges its obligation to disclose additional material information regarding material contractual provisions required to make the statements in the Form 10-K not misleading, the Company respectfully submits that it would not be practical to separately identify each of the representations and warranties so qualified in the applicable agreements filed as exhibits to its Form 10-K.  In addition, the Company respectfully submits that it cannot predict the standard of materiality that a court ultimately may determine to be applicable to such representations and warranties if the parties were to litigate or arbitrate such provisions (which may vary from agreement to agreement and may differ from the standard of materiality under the Federal securities laws).  The Company believes that, in its Form 10-K for the fiscal year ended December 31, 2008, it has complied with such obligation under the Federal securities laws by including, as necessary, appropriate disclosure in the Form 10-K regarding material contractual provisions required to make the statements in the Form 10-K not misleading,

Securities and Exchange Commission
September 10, 2009

and intends to continue to comply with such obligation by including additional required disclosure in future filings.

“The agreements included as exhibits to this Annual Report on Form 10-K contain representations and warranties by each of the parties to the applicable agreement.  These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

▪	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

▪	may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement;

▪	may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and

▪	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement ~~and are subject to more recent developments~~.

           ~~Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.~~

           The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 10-K not misleading.

           Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and in the Company’s other public filings, which are available without charge through the SEC’s Web site at www.sec.gov.”

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
September 10, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (818) 287-3072 should you require further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Charles B. Ammann
	Name:	Charles B. Ammann
	Title:	Executive Vice President,
General Counsel and Secretary

cc:	Jason Niethamer, Senior Staff Accountant (Securities and Exchange Commission)
Christine Davis, Assistant Chief Accountant (Securities and Exchange Commission)
Jan Woo, Staff Attorney (Securities and Exchange Commission)
Maryse Mills-Apenteng, Legal Special Counsel (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer